SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C. 20549

                       Schedule 13D

         Under the Securities Exchange Act of 1934
                    (Amendment No. 2)*

               Stoico Restaurant Group, Inc.
                     (Name of Issuer)

           Common Stock $.01 par value per share
              (Title of Class of Securities)

                        861501 104
                      (CUSIP Number)

Cathy K. Martsolf, 1938 N. Woodlawn, #301, Wichita, Kansas 67208
       (Name, Address and Telephone Number of Person
     Authorized to Receive Notices and Communications)

                     January 29, 1998
           (Date of Event which Requires Filing
                    of this Statement)


If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other arties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


             (Continued on following page(s))
                     Page 1 of 4 Pages

CUSIP No. 861501 104       13D           Page 2 of 4 Pages



    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           William Frank Barton
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                     (a) |_|
                                                     (b) |_|
    3

    4      SOURCE OF FUNDS *

           PF

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or
           2(c)
           |_|
    6      CITIZENSHIP OR PLACE OR ORGANIZATION

           United States Citizen
              7   SOLE VOTING POWER
                  1,443,268

NUMBER OF     8    SHARED VOTING POWER
  SHARES           0
BENEFICIALLY
 OWNED BY     9    SOLE DISPOSITIVE POWER
   EACH            1,443,268
REPORTING
PERSON WITH   10   SHARED DISPOSITVE POWER
                   0

    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,443,268

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES * |_|

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           25.3

    14     TYPE OF REPORTING PERSON*   IN

           * SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 861501 104       13D           Page 3 of 4 Pages


     Other than as set forth below, to the best knowledge of the Reporting Person, there has been no material change in the information previously filed in response to Items 1, 2, 3, 4, 6 or 7 of the Schedule, as amended. Accordingly, those Items are omitted from this Amendment No. 2.

Item 5.  Interest in Securities of the Issuer

     (a) The information in Items 11 through 13 in the cover pages hereof is hereby incorporated by reference.

     (b) The information in Items 7 through 10 in the cover pages hereof is hereby incorporated by reference.

     (c) The following includes a description of the transactions in the class of securities reported on that were effected during the past sixty days and since the most recent filing on Schedule 13D by the Reporting
         Person:

Date of          Shares      Transaction      Price Per           How
Transaction      Sold          Amount           Share          Effected

1/29/98           5,000       $  250.48       $0.0625         Market Sale
3/30/98          40,000       $1463.94        $0.04           Market Sale
3/30/98          10,000       $  283.49       $0.03125        Market Sale
3/31/98          10,000       $  312.48       $0.03125        Market Sale

All such transactions were effected in the over-the-counter market in normal brokerage transactions.

         (d)       None.

         (e)       Not applicable.

CUSIP No. 861501 104       13D           Page 4 of 4 Pages


SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 16, 1998

                               /s/ William Frank Barton
                              William Frank Barton


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).